UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 3 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company ”) previously notified the Securities and Exchange Commission on Form N-6F, filed on June 1, 2009 and amended August 24, 2009 and November 23, 2009, that it intended to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act ”) and in connection with such notice submitted the following information:

Name: THL Credit, Inc.

Address of Principal Office (No. & Street, City, State, Zip Code):

100 Federal Street, 31st Floor
Boston, MA 02110

Telephone Number (including area code): (800) 450-4424

Name and address for agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

This Amendment No. 3 to the Company’s Form N-6F filed on June 1, 2009 is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned Company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Boston and the commonwealth of Massachusetts on the 22nd day of February, 2010.

[SEAL]
THL Credit, Inc.

/s/ James K. Hunt
		By:	James K. Hunt
		Title:	Chief Executive Officer

Attest:	/s/ Terrence W. Olson
By:	Terrence W. Olson
Title:	Secretary